

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 4, 2021

Laxminarayan Bhat, Ph.D.
President and Chief Executive Officer
Reviva Pharmaceuticals Holdings, Inc.
19925 Stevens Creek Blvd., Suite 100
Cupertino, California 95014

> **Re: Reviva Pharmaceutical Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 29, 2020**
> **File No. 333-251802**

Dear Dr. Bhat:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Abby Adams at (202) 551-6902 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Steven M. Skolnick, Esq.